UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Homology Medicines, Inc.

File No. 333-223409 - CF#35865

Homology Medicines, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 2, 2018, as amended.

Based on representations by Homology Medicines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.15	through January 30, 2024
Exhibit 10.16	through January 30, 2024
Exhibit 10.17.1	through January 30, 2024
Exhibit 10.17.2	through January 30, 2024
Exhibit 10.17.3	through January 30, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J Dennis
Chief, Office of Disclosure Support